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                               September 22, 2020

       J  rgen Eichner
       Chief Executive Officer
       VIA optronics AG
       Sieboldstrasse 18
       90411 Nuremberg, Germany

                                                        Re: VIA optronics AG
                                                            Amendment No. 1 to
                                                            Registration
Statement on Form F-1
                                                            Filed September 21,
2020
                                                            File No. 333-248599

       Dear Mr. Eichner:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 11, 2020 letter.

       Form F-1/A filed September 21, 2020

       Summary Consolidated Financial and Other Data, page 15

   1. Refer to the June 30, 2020 As Adjusted column. As you are presenting this data in Euros
                                                        (   ), it is unclear
why the line items, working capital and total liabilities reflect the same amounts as shown in the
actual column at June 30, 2020 presented in U.S. dollars ($).
                                                        Please revise or
advise. Also, as the net proceeds from the IPO are assumed to be
                                                        US$83.1 million (or
74.2 million) and the net proceeds from the concurrent private placement to be US$19.6
million (or    17.5 million), using an Exchange rate of    1.00 to
                                                        US$1.1198, for an
aggregate total of US$102.7 million (or    91.7 million) in net proceeds,
                                                        it is unclear as to
your total assets, as adjusted amount of    177,517, and cash and cash
 J  rgen Eichner
VIA optronics AG
September 22, 2020
Page 2
       equivalents, as adjusted amount of    99,740. Please advise of their
computations or revise
       with consideration given to expanding disclosure in footnote (3) to explain any other adjustments other than net proceeds from the IPO and concurrent private placement.
       Please also revise disclosures on page 70, Selected Consolidated Financial Data, as appropriate.
Capitalization, page 67

2. It appears the line item amount for total shareholders' equity in the last column of the table
       should be    91,703. Please revise or advise.
Dilution, page 68

3. Refer to the first sentence of the second paragraph regarding your actual net tangible book value as of June 30, 2020. Given that you had 3,000,000 ordinary shares outstanding as of
       June 30, 2020, it is unclear how you computed the net tangible book value per ordinary
       share to be    (3.42) ($(3.83)), rather than    (1.72) ($(1.93)
according to our calculations.
       Please advise or revise the amounts and resulting dilution computations accordingly.
       You may contact Beverly Singleton, Staff Accountant, at (202) 551-3328 or Melissa
Raminpour, Accounting Branch Chief, at (202) 551-3379 if you have questions regarding comments on the financial statements and related matters. Please contact Sergio Chinos, Staff
Attorney, at (202) 551-7844 or Jay Ingram, Legal Branch Chief, at (202) 551-3397 with any other questions.



                                                              Sincerely,
FirstName LastNameJ  rgen Eichner
                                                              Division of
Corporation Finance
Comapany NameVIA optronics AG
                                                              Office of
Manufacturing
September 22, 2020 Page 2
cc:       Gregory A. Schernecke, Esq.
FirstName LastName